Exhibit (c)(vii)
Project Milos Contingent Value Rights August 2008

Table of Contents 1. Overview of Contingent Value Rights 2. Potential Applications to Rocket 3. CVR Case Study: Fresenius / APP Pharmaceuticals 2

Overview of Contingent Value Rights Contingent Value Rights Overview ??A Contingent Value Right (“CVR”) is a type of right given to shareholders of an acquired company that provides for incremental value to any traditional cash or stock consideration paid at closing, if a specified event occurs/does not occur f A contingent value right is similar to an (a) earnout, since it is dependent on the achievement of a predetermined benchmark and can reduce upfront value otherwise paid by an acquirer and (b) option because it establishes a value threshold and matu rity date relating to a given event’s occurrence f Specified CVR payment triggers can include favorable events, such as the achievement of a particular level of EBITDA, stock price appreciation, or cash flows, or recovery on a specific asset (such as a litigation claim) or unfavorable events, such as a post-transaction stock price decline or an adverse result in litigation ??CVRs provide a mechanism by which the seller can share in the risk or upside with the acquirer of a certain event occurring/not occurring and are typically used in situations involving targets with significant uncertainty f Requires acquirer to determine a valuation formula for the uncertain asset or event, and the point at which seller or acquiror will bear the risk of underperformance (i.e. the CVR has no value) f Ultimate performance of the uncertain asset(s) or events would be defined during a given m easurement period, which tend to be multi-year periods ??CVRs can take many forms — including a right to a cash payment or additional shares, depending on the outcome resulting from the uncertain assets f For example, whereas Fresenius’ $5.6 billion acquisition of APP Pharmaceuticals contemplates a contingent cash payment of up to $6.00 per share, OSI Pharmaceuticals’ $54.1 million acquisition of Cell Pathways contemplated a CVR payment of 0.04 OSI shares in the event of a filing of a new drug application for certain therapeutics ??CVRs can either be a separate security that trades in the market or a contract right that is not transferable 3

Overview of Contingent Value Rights

Selected Precedent CVR Transactions

CVRs Based on Target Operating Performance / Other

CVRs Based on Target Operating Performance / Other

(In millions, except per share amounts. USD unless otherwise specified)

Ann. Date	Target	Acquiror	Transaction Value	EV / Sales	Initial Merger Consideration (Excl. CVR)	Final Merger Consideration (Excl. CVR)	CVR Form	CVR Maturity	CVR Payment[1]	CVR Notes
07/07/08	APP Pharmaceuticals	Fresenius SE	$5,625.9	9.6x	$23.00 cash per target share	Not closed	Cash	3 years	Variable	CVR payment of up to $6/share based on APP's EBITDA performance
01/24/05	Seminis	Monsanto Co	1,525.0	3.3x	$10.52 cash per target share	Same as initial	Cash	3 years	Variable	Net sales performance-based payment of up to $125 mm
08/21/00	PepsiAmericas	Whitman Corp	674.7	1.1x	Election to receive (1) $3.80 cash; (2) $3.80 in Whitman stock; or (3) $2.80 in Whitman stock plus a CVR per target share	Same as initial	Stock	2 years	Variable	CVR payment of up to 0.1092 shares of Whitman stock if PepsiAmericas meets certain EBITDA levels. Additionally, target shareholders electing contingent payments can purchase an aggregate of 1.7 million Whitman shares at $14.61 per share
03/06/00	Liposome Co	Elan Corp	600.9	7.7x	0.385 Elan ADS per target share	Same as initial	Cash	1 - 2 years	Variable	CVR payment of up to a total of $98mm ($2.16/CVR), based on (a) the approval of Evacet for sale in the EU and (b) Evacet reaching certain sales milestones outside the US
11/02/00	telecom technologies	Sonus Networks	589.5	22.4x	0.096 shares of Sonus stock per target share	Same as initial	Stock	2 years	Variable	Up to an additional 4.2 million shares of Sonus stock if telecom technologies achieves certain specified technical and product shipment related milestones
09/18/85	Hybritech Inc	Eli Lilly & Co	385.2	7.4x	$22 cash or convertible notes and $4 warrants per target share	$29 cash per target share	Cash	10 years	Variable	CVRs to receive cash payments of up to $22/CVR, based on Hybritech's operating results through 1995
02/24/98	Somatogen	Baxter International	244.7	n.m.	0.1685 shares of Baxter stock per target share	Same as initial	Cash	9 years	Variable	CVR payment of up to $2.00 per CVR based on sales of future-generation products
05/12/05	Salmedix	Cephalon	201.0	n.m.	$160 million cash	Same as initial	Cash	n.a.	Variable	Up to $40 million payment upon the achievement of certain regulatory milestones
12/12/06	Valera Pharmaceuticals	Indevus Pharmaceuticals	168.0	7.5x	0.9626 - 1.1766 shares of Indevus stock per target share	1.1337 shares of Indevus stock per target share	Stock	3 -5 years	Fixed	CVRs convertible into Indevus common stock upon FDA approval of various products. Conversion based on formula regarding average Indevus stock price
06/23/97	Sphere Drake Holdings	Fairfax Financial Holdings	138.0	0.4x	$7.50 cash or stock per target share	Same as initial	Cash	10 years	Fixed	CVR payment of $4.50 per CVR, subject to reserve adequacy, reinsurance recoverables and indemnities
04/03/06	Predix Pharmaceuticals	EPIX Pharmaceuticals	115.8	n.m.	1.248509 shares of EPIX stock per target share	Same as initial	Cash or Stock	2 years	Fixed	$35 million payment upon the achievement of certain clinical or strategic milestones
06/29/03	Information Resources	Investor Group	85.8	0.2x	$3.30 cash per target share	Same as initial	Cash	n.a.	Variable	CVRs to receive payment of 60% of any proceeds won in an antitrust suit against ACNielsen and others
10/01/01	Medicis	Ascent Pediatrics	74.1	9.8x	Approximately $60 million cash	Same as initial	Cash	5 years	Variable	Up to an additional $10 million per year for each of the first five years following closing, if certain sales threshold milestones on Ascent products are achieved
02/10/03	Cell Pathways Inc	OSI Pharmaceuticals	54.1	47.2x	0.0567 OSI shares per target share	Same as initial	Stock	5 years	Fixed	CVR payment of 0.04 OSI shares in the event of a filing of a new drug application for Aptosyn or CP461
07/31/08	British Energy	Electricite de France (EDF)	n.a.	n.a.	765p cash or 700p cash plus CVR per target share	Not closed	Unknown	Unknown	Unknown	Media speculates that CVR payment based on the price of electricity and quantity of power generated

= Healthcare Target

Source: Thomson Financial, Factiva, SEC filings, breakingviews.com

Note: Includes completed or pending deals over $50 million transaction value in which CVRs were used as consideration to the selling shareholders as well as other selected relevant transactions

(1) CVR payment indicates whether the CVR payment is fixed (the holder receives the entire CVR or nothing) or variable (the payment varies, typically with a defined maximum payment based on partial or full achievement of a certain stock price, EBITDA or other threshold)

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Overview of Contingent Value Rights Selected Precedent CVR Transactions CVRs Based on Post-Transaction Stock Price Performance CVRs Based on Post-Transaction Stock Price Performance (In millions, except per share amounts. USD unless otherwise specified) Transaction EV / Initial Merger Consideration Final Merger Consideration CVR CVR Ann. Date Target Acquiror CVR Form CVR Notes Value Sales (Excl. CVR) (Excl. CVR) Maturity Payment(1) 05/18/98 Generale de Banque Fortis AG $12,298.5 1.5x 2.33 Fortis shares per target share 2.33 Fortis shares and Euro 136.71 Cash 3 years Variable CVR payment based on future Fortis B share performance, SA cash per target share subject to a EUR 12.39 per CVR cap 07/17/00 Pillsbury Co (Diageo General Mills 10,528.7 1.7x 141 mm General Mills shares and 134 mm General Mills shares, $3.6 Cash 1 yr. post Variable Up to $642 million to be repaid to General Mills at the first PLC) assume $5.1 billion in debt billion cash, and assume $234.3 close anniversary of closing, depending on General Mills’ stock price million in debt at the time (2) 09/09/93 Paramount Viacom Inc 9,481.3 2.4x 0.1 Class A Viacom shares, 0.9 $107 cash per share tender offer for Cash or 3 years Variable CVR to receive payment if Viacom’s stock did not reach a Communications Class B Viacom shares and $9.10 51.3% of target, followed by 0.93065 Stock certain price level within three years of the merger. Th e CVR cash per target share Class B Viacom shares, $17.50 was added after the initial agreement as part of a revised offer Viacom 8% subordinated note, 0.5 3-year warrant to purchase 1.0 Class B Viacom at $60 and 0.3 5-year warrant to purchase Class B Viacom at $70 per share in merger 01/07/94 Blockbuster Viacom Inc 8,227.2 6.6x 0.08 Class A Viacom shares and Same as initial Stock 1 year Variable CVR payment of up to 0.13829 of a share of Viacom Class B Entertainment 0.60615 Class B Viacom Shares per Common Stock, based on various pre-determined Viacom target share Class B trading price thresholds 07/17/89 Marion Laboratories Dow Chemical Co 6,209.0 12.7x $38.00 cash per target share in Same as initial Cash 2 years Variable CVR holders to receive from Dow, a t maturity, the amount by tender offer, followed by stock for which $45.77 exceeds the average trading value of Marion stock exchange with Merrell Dow Merrell Dow for the 90-day period prior to the maturity date (subject to a $15.77 cap) (3) 11/17/97 AGF Allianz AG 5,118.0 0.7x FFr 320 cash per target share Same as initial Cash 2.5 years Variable If AGF’s share price is FFr320 or less at maturity, shareholders will have the option to put their AGF shares together with the CVR at FFr360 to All ianz. If AGF’s share price is above FFr320 and below FFr360 at maturity, holders of the CVR will receive the difference between FFr360 and the share price (4) 01/18/90 Rorer Group Rhone-Poulenc SA 3,476.0 4.3x Package of Rhone-Poulenc stock Package of Rhone-Poulenc stock Cash 2-4 years N.A. CVR receives payment if share price of the combined and cash worth $73 per target share and cash worth $78 per target share company has not reached a preset level when the CVR expires (2-4 years after issuance) 05/05/98 Royale Belge SA AXA-UAP SA 3,137.8 1.4x 5 AXA-UAP shares and BEF21,513 Same as initial Cash 3 years Variable CVR payment of 5x the positive difference between FRF800 cash per 3 target shares and the average opening price of AXA-UAP shares during the 40 trading days up to July 31, 2001, subject to a FRF200/CVR cap 05/12/08 Complete Energy GSC Acquisition Co 1,392.2 n.a. $440 million GSC shares, $50 million Not closed Stock 5 years Fixed 10 mm shares if acquiror st ock price reaches pre-determined Holding mezzanine note targets 11/20/00 Equant NV France Telecom SA 1,000.0 6.2x Equant acq. France Telecom’s Global Same as initial Cash 3 years Variab le CVR payment of up to EUR 15 per CVR if Equant’s stock price One for $300 mm cash and 80.6 mm is below EUR 60 in 3 years Equant shares. Next, France Telecom acquired Sita Foundation’s stake in Equant for 1.0 France Telecom share for 2.2 Equant shares Source: Thomson Financial, Factiva, SEC filings, breakingviews.com Note: Includes completed or pending deals over $50 million transaction value in which CVRs were used as consideration to the selling shareholders as well as other selected relevant transactions (1) CVR payment indicates whether the CVR payment is fixed (the holder receives the entire CVR or nothing) or variable (the payment varies, typically with a = Healthcare Target defined maximum payment based on partial or full achievement of a certain stock price, EBITDA or other threshold) (2) Represen ts “reverse” CVR — i.e. transaction provides downside protection for the acquirer, General Mills, in addition to Diageo, depending on General Mills’ post-transaction stock price (3) Pursuant to the transaction, Dow Chemical would acquire approximately 67% of Marion Laboratories, and combine it with Dow’s subsidiary Merrell Dow Pharmaceuticals, and Dow Chemical and Merrell Dow common stock would trade publicly 5 (4) Pursuant to Allianz’s proposal, AGF shareholders coul d elect cash consideration or a CVR with downside protection (put right)

Overview of Contingent Value Rights

Selected Precedent CVR Transactions

CVRs Based on Post-Transaction Stock Price Performance

CVRs Based on Post-Transaction Stock Price Performance

(In millions, except per share amounts. USD unless otherwise specified)

Ann. Date	Target	Acquiror	Transaction Value	EV / Sales	Initial Merger Consideration (Excl. CVR)	Final Merger Consideration (Excl. CVR)	CVR Form	CVR Maturity	CVR Payment[1]	CVR Notes
11/21/06	RIA Envia	Euronet Worldwide	$490.0	n.a.	$380 million in cash, $110 million in Euronet stock, and stock appreciation rights	Same as initial	Cash or Stock	18 months	Variable	If Euronet stock does not appreciate at least 20% by maturity, Euronet will pay to CVR holders the shortfall in cash or Euronet stock, subject to $20mm cap
11/21/94	Abex Inc	MacAndrews & Forbes	226.1	0.5x	0.25 Mafco shares and 1.00 Power Control share per target share	Same as initial	Cash	3 years	Variable	CVR payment of up to $3/CVR from Mafco if the combined trading price of the shares of the two publicly traded entities does not meet certain performance objectives within three years [2]
06/01/04	ACLARA Biosciences Inc	ViroLogic Inc	149.9	n.m.	1.7 ViroLogic shares per target share	Same as initial	Cash or Stock	1 year	Variable	Initially, potential CVR cash payment of up to $0.50 per CVR, depending on Virologic's stock price 12 months following merger closing. Revised upward to $0.88 per CVR
07/27/08	KKR Private Equity Investors	Kohlberg Kravis Roberts	n.a.	n.a.	Stock for stock exchange, 21% of equity in the combined company	Not closed	Stock	3 years	Fixed	CVR provides an additional 6% ownership if, after three years, KKR units trade below a specified threshold

= Healthcare Target

Source: Thomson Financial, Factiva, SEC filings, breakingviews.com

Note: Includes completed or pending deals over $50 million transaction value in which CVRs were used as consideration to the selling shareholders as well as other selected relevant transactions

(1) CVR payment indicates whether the CVR payment is fixed (the holder receives the entire CVR or nothing) or variable (the payment varies, typically with a defined maximum payment based on partial or full achievement of a certain stock price, EBITDA or other threshold)

(2) Pursuant to MacAndrews & Forbes' proposal, the resulting company, Mafco Consolidated Group, Inc., will be 80% owned by MacAndrews and Forbes. Abex shareholders will own 20% of Mafco Consolidated and 100% of the stock of a new publicly traded company containing Abex's NWL Aerospace division

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Overview of Contingent Value Rights

Selected Recent CVR Trading Performance

Target vs. CVR Share Price – CVR Based on Operating Performance

Transaction & Ann. Date	Target Share Price	CVR Price
02/10/03 - OSI Acquiring Cell Pathways for $54.1 million	Cell Pathways[(1)]	OSI Pharmaceuticals CVR[(2)]
09/18/85 – Eli Lilly Acquiring Hybritech for $385.2 million	Hybritech	Eli Lilly CVR

Cell Pathways[(1)]



$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Announcement
12/10/02
1/10/03
2/10/03
3/10/03
4/10/03
5/10/03
6/10/03
Target Share Price
Implied Price Excl. CVR
Implied Price Incl. Full CVR Value

OSI Pharmaceuticals CVR[(2)]



$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
4/12/2004
1/12/2005
10/12/2005
7/12/2006
4/12/2007
1/12/2008
CVR Market Price
Maximum CVR Price

Hybritech



$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Announcement
6/18/85
9/18/85
12/18/85
3/18/86
Target Share Price
Implied Price Excl. CVR
Implied Price Incl. Full CVR Value

Eli Lilly CVR



$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
4/14/1986
4/14/1988
4/14/1990
4/14/1992
4/14/1994
CVR Market Price
Maximum CVR Price

Source: FactSet, Bloomberg

(1) OSI Pharmaceuticals / Cell Pathways acquisition was a stock-for-stock transaction. Based on OSI's stock price of $13.99 the day before the offer, the offer valued Cell Pathways at $0.84 per share (excluding the CVR value)

(2) OSI Pharmaceuticals offered a CVR with the potential to convert into 0.4 shares in the event of a FDA filing

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Overview of Contingent Value Rights Selected Recent CVR Trading Performance Target vs. CVR Share Price — CVR Based on Stock Price Performance Transaction & Target Share Price CVR Price Ann. Date ACLARA Biosciences Virologic CVR(1) $6.00 $1.00 Announcement $0.90 $5.00 06/01/04 — $0.80 Virologic $4.00 $0.70 Acquiring $0.60 ACLARA $3.00 $0.50 Biosciences $0.40 $2.00 for $149.9 $0.30 million $1.00 $0.20 $0.10 $0.00 2/28/04 5/28/04 8/28/04 11/28/04 $0.00 10/11/2004 1/11/2005 4/11/2005 7/11/2005 10/11/2005 1/11/2006 Target Share Price Implied Price Excl. CVR Implied Price Incl. Full CVR Value CVR Market Price Maximum CVR Price Equant NV France Telecom CVR $60.00 € 16.00 Announcement € 14.00 11/20/00 — $50.00 France € 12.00 $40.00 Telecom’s € 10.00 Acquisition of $30.00 € 8.00 Equity Stake $20.00 € 6.00 in Equant NV € 4.00 for $1.0 $10.00 billion € 2.00 $0.00 8/20/00 11/20/00 2/20/01 5/20/01 € 0.00 7/3/01 10/3/01 1/3/02 4/3/02 7/3/02 10/3/02 Target Share Price Implied Price Excl. CVR Implied Price Incl. Full CVR Value CVR Market Price Maximum CVR Price Source: FactSet, Bloomberg (1) ACLARA shareholders received 1.7 CVRs per share, with a maximum cash payment of $0.50 per CVR. The CVR agreement was amended 10/19/04 to 8 increase the per CVR cash payment to $0.88

Table of Contents 1. Overview of Contingent Value Rights 2. Potential Applications to Rocket 3. CVR Case Study: Fresenius / APP Pharmaceuticals 9

Potential Applications to Rocket

Contingent Value Rights

Potential Applications to Rocket / Milos Transaction

Given the uncertainty regarding the Avastin adjuvant colorectal cancer test results (expected to be released in November 2008), Rocket could theoretically use a CVR as incremental to cash consideration payable in order to transfer some risk to selling Milos shareholders

A CVR would also allow Milos shareholders to share in the upside associated with a favorable test result

- Wall Street expects significant upside to Milos stock if positive clinical trial results are released in 2008. However, analysts also note that downside news would not be revealed until 2009

"The key event that could drive stock upside is data from the ongoing phase 3 trial of Avastin in the adjuvant (early stage) colon cancer setting. Data are due sometime between late 2008 and 2009. **Although the outcome is difficult to predict, our bias is positive. If Avastin works in the adjuvant setting, we estimate there is at least $30 of stock upside (~40%).** We expect investors will price in not only uptake in adjuvant colon cancer, but some probability Avastin will work in this setting in lung and breast cancer as well. If the trial is negative in late 2009, we suspect the P/E will contract at that time to 14x-16x EPS estimates… **if the trial is negative, data will almost certainly not be released before late 2009, which means investors are protected from bad news this year**"

Deutsche Bank, June 18, 2008

- Pricing a Milos CVR would require the following:
  - Attempt to quantify the incremental equity value to Milos associated with positive test results in November
  - Determining which portion – if any – of the incremental equity value created by favorable adjuvant study results has already been incorporated into the Milos unaffected stock price on which the $89 offer was based
    - The remaining equity value would represent the incremental value to be derived from a positive test result, and would imply a maximum CVR value per share
  - If a CVR structure is deemed appropriate, selecting the initial CVR value per share to offer to Milos, within the broader context of the price negotiations

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Potential Applications to Rocket

Merits and Considerations

Although a CVR could theoretically address the uncertainty associated with the Avastin adjuvant clinical trials and expedite the price negotiation, the relatively short time frame between negotiations and November 2008 test results and complexity of a CVR may limit its utility to Rocket in this situation

The November 2008 test does not necessarily dictate whether the test is ultimately successful

More likely the most efficient structure would be a binary outcome that would simply change the offer price based on a specific result

Merits

- If the adjuvant data does not read out, the risk will have been transferred to Milos shareholders in the form of a worthless CVR
- If Rocket is unwilling / unable to price uncertainty of clinical trial result, CVR provides mechanism for minority Milos equity holders to share in upside with Rocket
- May allow process to move more quickly, as price negotiations could occur prior to release of Avastin adjuvant results in November

Considerations

- Relatively short duration for trigger limits utility of CVR
  - Since significant interim test results are expected to be released prior to transaction closing (or even before shareholder vote), CVRs may never be issued
  - Precedent CVRs typically exhibit longer maturities (~3 years)
- CVRs typically exhibit variable compensation characteristics
  - Binary nature of Avastin adjuvant trials likely makes this impractical
- Increases complexity of negotiations and pro forma capital structure
- Need to avoid creating a security that would require Rocket or Milos to become a U.S. reporting company

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Table of Contents 1. Overview of Contingent Value Rights 2. Potential Applications to Rocket 3. CVR Case Study: Fresenius / APP Pharmaceuticals 12

Fresenius Medical Care

APP

CVR Case Study: Fresenius / APP Pharmaceuticals

Case Study

Fresenius Kabi / APP Pharmaceuticals

On July 7, 2008, APP Pharmaceuticals and Fresenius announced they entered into a definitive merger agreement, with consideration including a CVR. APP currently has a monopoly in the US Heparin market

APP's financial results during the next 1-3 years are subject to significant Heparin market uncertainty

Accordingly, the CVR structure was used to share this risk with APP shareholders

The cash consideration of $23.00 per share and potential for total value of $29.00 per share represents a premium of 29% and 63%, respectively, over the company's one day stock price

Summary of Financial Terms

- Under the terms of the agreement, Fresenius will acquire the outstanding common stock of APP for $23.00 in cash per share plus a CVR that could deliver up to an additional $970 mm in value, or $6.00 per share in cash, if the financial results of APP meet certain targets (payable in Q2 2011)
- Fresenius will also assume all of APP's outstanding net debt ($938 million). In aggregate, the consideration for the acquisition of APP, including the CVR, could be up to $5.6 billion
- Based on the cash purchase price of $23.00 per share, the transaction values the fully diluted equity capital of APP at approximately $3.7 billion; and with the CVR, if fully realized, at a value of $4.7 billion
- Goldman, Sachs & Co. and Lazard Freres & Co. advised APP; Deutsche Bank advised Fresenius

Situation Overview

- APP is a fully-integrated pharmaceutical company that develops, manufactures, and markets injectable pharmaceutical products with a primary focus on the oncology, anti-infective, anesthetic/analgesics and critical care markets
- In 2007, APP generated Heparin sales of approximately $40 mm, supplying 50% of the total US market
- In January 2008, Baxter, the only other supplier of Heparin, detected an unusual increase in allergic reactions associated with the product and voluntarily withdrew from the market
- Subsequently, APP had a monopoly position and doubled the price, claiming the increase was linked to higher crude oil costs
- APP's financial results during the next 1-3 years are subject to significant Heparin market uncertainty

APP Pharmaceuticals Stock Price Graph (April 1, 2008 – August 1, 2008)


Price ($)
Volume (mm)
$26
$24
$22
$20
$18
$16
$14
$12
$10
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
APP appoints Thomas Silberg as the new CEO and Richard Tajax as the new CFO
APP Pharmaceuticals provides update on issues related to Heparin Crisis and Actions to ensure uninterrupted safe supply
APP Pharmaceuticals launches enhanced labeling for Heparin Sodium Injection
Fresenius agrees to acquire APP Pharmaceuticals
Apr-08
May-08
Jun-08
Aug-08

Source: Factiva, Mergermarket, Capital IQ, Company filings

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Fresenius Medical Care
APP
CVR Case Study: Fresenius / APP Pharmaceuticals

APP Pharmaceuticals Stock Price Performance

APP Pharmaceutical's stock price traded between $12-$20 during the past two years

APP's stock last traded at $29 per share on October 5, 2005, which was 1,006 days prior to the July 7, 2008 transaction announcement

Post 7/7/08 Announcement Indexed Share Price Performance


140%
135%
130%
125%
120%
115%
110%
105%
100%
95%
90%
7/4/08
7/10/08
7/16/08
7/22/08
7/28/08
8/4/08
APP
Fresenius
S&P 500

Three Year Stock Price Performance


Share Price
Volume (mm)
$35
$30
$25
$20
$15
$10
$5
9
8
7
6
5
4
3
2
1
0
Aug-05
Dec-05
May-06
Sep-06
Feb-07
Jun-07
Nov-07
Mar-08
Aug-08
$29.00 bid with full CVR
$23.00 bid
APP receives FDA approval for Ampicillin and Sulbactam for injection
Abraxis BioScience announces licensing agreement with Biocon for the commercialization of Abraxane
APP Pharmaceuticals to be acquired by Fresenius
Abraxis reports record 2005 Sales and Net Income and receives FDA approval for Carboplatin injection
Abraxis BioScience separated into two independent publicly traded companies: APP Pharmaceuticals (hospital based business) and Abraxis (proprietary based business)
American Pharmaceutical Partners to merge with parent company, American Bioscience, to create Abraxis Bioscience (now known as APP Pharmaceuticals)

Source: FactSet
Note: Relative share price since announcement

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Fresenius Medical Care

APP

CVR Case Study: Fresenius / APP Pharmaceuticals

Case Study

Fresenius Kabi / APP Pharmaceuticals

Pre-CVR Transaction Value

($ in millons)

Pre CVR Value / Share	$23.00
FD Shares Outstanding	161.6
Pre CVR Equity Value	$3,717.9
Plus Net Debt	937.9
Pre CVR Enterprise Value	$4,655.8
One Day Premium	29.1%
One Week Premium	37.6%
One Month Premium	64.6%

Post-CVR Transaction Value

($ in millons)

Post CVR Value / Share	$29.00
FD Shares Outstanding	161.6
Post CVR Equity Value	$4,687.8
Plus Net Debt	937.9
Post CVR Enterprise Value	$5,625.7
One Day Premium	62.7%
One Week Premium	73.4%
One Month Premium	107.6%

Summary of Key Deal Terms

In addition to the purchase price, other key deal terms include the following:

- Conditions
  - The transaction was conditioned upon the following, among others:
    - Approval of the CVRs for listing (subject to notice of issuance) for trading on Nasdaq (or such other exchanges, electronic trading networks or other suitable trading platforms as agreed by FSE and APP)
    - No material adverse effect to APP occurring after the date of the merger agreement
    - HSR clearance
    - Effectiveness of a registration statement on form S-4
    - An information statement/prospectus having been sent or given to APP's stockholders and 20 calendar days having elapsed thereafter
    - The merger agreement is not subject to any financing condition; press released stated that the agreement contained customary representations, warranties and interim covenants
- Breakup Fee
  - The merger agreement prohibits APP from soliciting or encouraging a competing proposal ($140mm breakup fee payable by APP for accepting a superior proposal)

Summary Terms of CVR Agreement

- CVRs are expected to trade on the Nasdaq
- In connection with the merger, an FSE acquisition entity ("Holdco") and a mutually acceptable trustee will enter into a CVR agreement, governing the terms of the CVRs
- The CVR payment under the CVR indenture will be equal to (a) 2.5 times the excess of Holdco's aggregate Adjusted EBITDA (as defined in the CVR indenture) over $1.2677 billion for the 3-year period beginning January 1, 2008, through December 31, 2010 divided by (b) the number of CVRs issued in the merger
- Accordingly, the value of the CVR payment, which matures on June 30, in 2011, is based on the combined EBITDA for APP in 2008, 2009 and 2010
- The maximum payment per CVR is capped at $6.00 per share
- Any amounts due under the CVRs are expressly subordinated to certain senior obligations of Holdco, which include the debt incurred to finance the merger transaction and other credit facilities and obligations of Holdco

Source: Company filings, Capital IQ, Analyst research

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